SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited interim results of China Unicom (Hong Kong) Limited for the six months ended June 30, 2012.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•

changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 24, 2012

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2012 INTERIM RESULTS ANNOUNCEMENT

Highlights:

Revenue*	:	RMB121.69 billion, up by 20.0% as compared to the same period of last year.

Profit for the period*	:	RMB3.43 billion, up by 31.9% as compared to the same period of last year.

Basic earnings per share	:	RMB0.146, up by 31.5% as compared to the same period of last year.

EBITDA*	:	RMB36.04 billion, up by 12.5% as compared to the same period of last year.

*	Excluding deferred fixed-line upfront connection fees.

CHAIRMAN’S STATEMENT

In the first half of 2012, the Company continued to lead the industry in terms of revenue growth, with a continued improvement in its business structure and enhanced profitability and overall strength.

Financial performance1

In the first half year, revenue of the Company totaled RMB121.69 billion, an increase of 20.0% over the same period last year (excluding deferred fixed-line upfront connection fee for the same period last year, same hereinafter unless otherwise specified). Service revenue was RMB102.39 billion, an increase of 13.3% over the same period last year.

While revenue grew rapidly, the Company saw a continued improvement in its profitability and operating cash flows. EBITDA reached RMB36.04 billion, an increase of 12.5% over the same period last year. Net profit was RMB3.43 billion, an increase of 31.9% over the same period last year. Basic earnings per share was RMB0.146. Operating cash flows was RMB35.54 billion, an increase of 3.3% over the same period last year. Capital expenditure was RMB38.94 billion.

As at 30 June 2012, the net debt-to-capitalisation ratio of the Company was 29.6%. The Company’s debt-to-capitalisation structure remained solid.

Business performance1

Facing a complex macroeconomic situation and an increasingly intense market competition, the Company continued to grasp the good opportunities of industry development and accelerate the scale development of its key businesses. The Company’s revenue continued to grow rapidly, with its growth rate maintaining at an industry-leading level. The period-on-period growth rate of service revenue exceeded the industry average by 4.1 percentage points. The market share of revenue continued to increase. The revenue structure continued to improve. Revenue from the mobile business and the non-voice business accounted for 59.1% and 52.3% of its total service revenue respectively.

The mobile business achieved scale and rapid development amidst transformation and upgrade

In the first half year, service revenue from the mobile business of the Company was RMB60.48 billion, an increase of 23.4% over the same period last year. The number of mobile subscribers of the Company reached 219.249 million, an increase of 20.7% over the same period last year. The ARPU of mobile subscribers was RMB48.1, an increase of 2.8% over the same period last year. Revenue from the non-voice business and 3G business accounted for 40.6% and 44.5% of the service revenue from the mobile business respectively. The mobile business achieved scale and rapid development amidst the transformation and upgrade of the industry.

The Company focused on developing the business scale of its 3G business. In the first half year, the net additions of 3G subscribers were 17.511 million and the total number of 3G subscribers reached 57.530 million. The ARPU of subscribers and average monthly data flow of mobile phone subscribers were RMB91.8 and 138.3MB respectively, continuing to maintain at an industry leading level. Service revenue from the 3G business was RMB26.90 billion, which doubled the amount of the same period last year, and economy of scale has been gradually emerged.

While 3G subscribers grew rapidly, the penetration rate of contract subscribers also increased rapidly. Following the successful launch of the first thousand-RMB smartphones which drove the rapid growth of the number of subscribers, the Company further improved its 3G strategic handset system and enhanced the price-performance ratio and penetration rate of smartphones. This strengthened the Company’s ability to enhance its contract sales and create favourable condition for achieving economy-of-scale of its 3G business. As at 30 June 2012, the contract subscribers accounted for 47.7% of total 3G subscribers, an increase of 12.3 percentage points from the end of last year, further optimizing its 3G subscribers mix.

With improving sales and marketing policies, the Company sought further breakthrough in its channel sales capability. By focusing on core outlets, the Company inspired sales vigour through measures such as optimizing the sales process, enhancing incentives and promoting experiential marketing. In the first half year, sales from social channels accounted for 60% of the Company’s 3G business. Sales per store of the listed stores increased by 37% over the same period last year. Eyeing on the future, the Company actively built an e-commerce platform and launched products that are only available for online sales, in order to expand the impact of its e-channel. Revenue from online sales stores in the first half year exceeded RMB15.0 billion.

The Company actively implemented data volume operation to enrich content-based resources such as online application store, mobile music and mobile reading to increase the attractiveness of the contents. By adopting measures such as promoting the 3G ancillary marketing system in stores and hot contents delivery, the Company actively helped its subscribers acquire habits of using data services and in turn to facilitate increases in data volume.

As for the GSM business, due to the impacts of increasing competition and the substitution by data services, the Company’s GSM business faced with greater pressures in the first half year. Service revenue was RMB33.58 billion, a decrease of 6.3% over the same period last year. The decrease in revenue was mainly attributed to the decline in the traditional GSM businesses including voice and SMS. Revenue from businesses such as GSM mobile Internet and information navigation increased rapidly over the same period last year, with revenue from the mobile Internet business increased by 16.2% over the same period last year.

The growth of the fixed-line broadband business drove the fixed-line business to remain stable

In the first half year, driven by the revenue growth from the fixed-line broadband business, the Company’s service revenue from the fixed-line business was RMB41.50 billion, an increase of 1.5% over the same period last year. Revenue from the non-voice business accounted for 69.0%. The business structure continued to improve.

By capitalizing on the favourable opportunity presented by the implementation of the Broadband China strategy, the Company actively promoted the broadband popularization and speed enhancement project and further carried out marketing on speed enhancement. The net additions of fixed-line broadband subscribers were 4.876 million and the total number of subscribers reached 60.527 million. Service revenue from the fixed-line broadband business was RMB19.40 billion, an increase of 13.0% over the same period last year, and accounted for 46.7% of the service revenue from the fixed-line business. The fixed-line broadband business became the top revenue contributor of the fixed-line business. The local telephone business2 continued to decline. The service revenue in the first half year was RMB15.07 billion, a decrease of 14.7% over the same period last year. The decline gradually slowed down.

The Company actively promoted the “WO Family” bundled services with fixed-line broadband as its core and endeavoured to provide family subscribers with unified information services to increase the value of the fixed-line business.

Industry applications drove the rapid growth of the Company’s corporate clients business

The Company focused on key industry applications such as mobile OA, government enforcement, automobile information services, monitoring and surveillance and stock trading machine and leveraged on its increasing influence in key industry sectors to actively drive strategic project cooperation with key clients and promote integrated information communications solutions for small and medium-sized enterprises. In the first half year, the number of subscribers from key industry applications exceeded 16.00 million. The Company’s revenue from corporate clients increased rapidly.

Network building

To fully fulfill the needs of the market development and capture such strategic development opportunity, the Company accelerated the construction of the WCDMA target network in the first half year, extended the 3G network coverage in terms of breadth and improved the coverage in urban areas in terms of depth. The number of 3G base stations increased by 43,000. HSPA+ coverage was extended to 77 cities. The Company also expedited the building of fixed-line broadband optical fiber access network, strengthened and increased its competitive advantage in broadband networks. In the first half year, the number of fixed-line broadband access ports increased by 29.3% over the same period last year and the percentage of access ports with bandwidth over 20M was 44%.

Outlook

In the second half year, the Company will adhere to its development strategy established at the beginning of the year to accelerate scale development of key businesses, strive for continued increase in its operating efficiency and profitability and achieve greater breakthroughs in its scale of development and efficiency level. Major operating measures include:

Firstly, the Company will firmly grasp the strategic development opportunity to facilitate the continued rapid growth. The Company will strive for the overall enhancement of its sales, network and service capabilities and the rapid growth of key businesses such as 3G and fixed-line broadband to continuously increase its market share.

Secondly, the Company will optimize its development model and accelerate the pace of its transformation and upgrade. The Company expects to expedite the integration of 2G and 3G services, actively promote data flow volume operation and deepen the integration of fixed-line and mobile businesses to reinforce the Company’s competitive advantage of differentiation and enhance its competitive strength.

Thirdly, the Company will continue to accelerate the construction of the target network to ensure the needs of market development. The Company will continue to speed up the construction of 3G target network and further expand the coverage of HSPA + to maintain its leading advantage in WCDMA network. The Company will also accelerate the construction of the optical access networks to ensure high-speed broadband access in city areas. The Company plans to significantly enhance 3G and broadband network user experience in the second half year.

Fourthly, the Company will continue to strengthen its management capabilities and profitability. The Company plans to further refine its management of various resources such as network and sales and marketing, implement cost reduction to increase efficiency, actively promote the innovation of system mechanisms, and strengthen its basic management to achieve continued increase in results performance.

Lastly, on behalf of the Board of the Company, I would like to express my sincere gratitude to the shareholders, the government and the community for their support to the development of the Company, and also to the management and all staff members of the Company for their unremitting efforts in the development of the Company.

Chang Xiaobing Chairman and Chief Executive Officer

Hong Kong, 23 August 2012

Note 1:	Except for basic earnings per share, all revenues and profit figures herein exclude the effects of deferred fixed-line upfront connection fee of RMB15 million for the first half of 2011.

Note 2:	Local telephone business includes local voice service, long-distance service, fixed-line value-added service and interconnection services.

FINANCIAL OVERVIEW

Revenue

In the first half of 2012, total revenue was RMB121.69 billion, representing an increase of 20.0% as compared to the same period of last year. Of the total revenue, service revenue was RMB102.39 billion, representing an increase of 13.3% as compared to the same period of last year.

Revenue from the mobile business was RMB79.75 billion in the first half of 2012, of which, service revenue from the mobile business was RMB60.48 billion, up by 23.4% as compared to the same period of last year. Value-added service revenue from the mobile business was RMB24.26 billion and as a percentage of service revenue from the mobile business, there was an increase from 35.3% in the first half of 2011 to 40.1% in the first half of 2012. Service revenue from the GSM business was RMB33.58 billion, down by 6.3% as compared to the same period of last year. Service revenue from 3G business was RMB26.90 billion and as a percentage of service revenue from the mobile business, there was an increase from 26.9% in the first half of 2011 to 44.5% in the first half of 2012.

Revenue from the fixed-line business was RMB41.53 billion in the first half of 2012, of which, service revenue from the fixed-lined business was RMB41.50 billon, up by 1.5% as compared to the same period of last year. Non-voice revenue from the fixed-line business was RMB28.64 billion and as a percentage of service revenue from the fixed-line business, there was an increase from 62.5% in the first half of 2011 to 69.0% in the first half of 2012. Out of non-voice revenue from the fixed-line business, service revenue from broadband business was RMB19.40 billion, up by 13.0% as compared to the same period of last year. As a percentage of service revenue from the fixed-line business, service revenue from broadband business increased from 42.0% in the first half of 2011 to 46.7% in the first half of 2012. Service revenue from the local telephone business was RMB15.07 billion, down by 14.7% as compared to the same period of last year.

Costs and Expenses

In the first half of 2012, total costs and expenses2 were RMB117.12 billion, up by 19.6% as compared to the same period of last year.

The Company’s network assets increased mainly due to the continuous expansion of its mobile network coverage as well as the implementation of “Broadband China” strategy in order to improve network quality and capacity. As a result, the Company incurred depreciation and amortisation charge of RMB30.17 billion in the first half of 2012, representing an increase of RMB1.75 billion or 6.2% as compared to the same period of last year. As a result of the expansion of network coverage and increase of network assets, as well as the increase in utilities charge and rental expenses, networks, operations and support expenses in the first half of 2012 amounted to RMB15.64 billion, representing an increase of RMB1.61 billion or 11.5% as compared to the same period of last year.

The Company proactively responded to the keen market competition by optimising and adjusting its marketing strategies, promoting the integration of handsets, channels and applications as well as strengthening customer maintenance and further accelerating the development of key businesses. As a result, selling and marketing expenses were RMB16.38 billion in the first half of 2012, representing an increase of RMB2.78 billion or 20.4% as compared to the same period of last year.

The Company continued to optimise 3G plan policies and leverage its advantages in handsets offerings in order to step up the development of 3G subscribers. Costs of telecommunications products sold were RMB22.96 billion in the first half of 2012, up by 60.6% as compared to the same period of last year. Revenue from sales of telecommunications products in the first half of 2012 was RMB19.30 billion, up by 74.9% as compared to the same period of last year. Loss on the sales of telecommunications products was RMB3.66 billion which included 3G handset subsidy cost of RMB3.52 billion.

The interconnection usage increased as the number of the Company’s subscribers grew. The interconnection charge was RMB9.15 billion in the first half of 2012, up by RMB1.39 billion, or 17.9% as compared to the same period of last year.

As the average social wages, as well as the base of social insurance and housing fund continued to increase in China, the employee benefit expenses were RMB13.74 billion in the first half of 2012, up by RMB1.22 billion, or 9.7% as compared to the same period of last year.

Earnings

In the first half of 2012, profit before income tax was RMB4.57 billion and profit for the period was RMB3.43 billion, up by 31.9% as compared to the same period of last year. Basic earnings per share was RMB0.146. EBITDA3 was RMB36.04 billion, up by 12.5% as compared to the same period of last year. EBITDA as a percentage of the service revenue was 35.2%.

Operating Cash Flow and Capital Expenditure

In the first half of 2012, the Company’s net cash flow from operating activities was RMB35.54 billion, up by 3.3% as compared to the same period of last year. Capital expenditure totaled RMB38.94 billion. Free cash flow (representing net cash flow from operating activities less capital expenditure) was RMB-3.40 billion.

Balance Sheet

Liabilities-to-assets ratio changed from 54.9% as at 31 December 2011 to 56.3% as at 30 June 2012. Debt-to-capitalisation ratio changed from 34.2% as at 31 December 2011 to 35.4% as at 30 June 2012.

Note 1:	Except for basic earnings per share, all revenue and profit figures herein exclude deferred fixed-line upfront connection fees of RMB15 million for the first half of 2011.

Note 2:	Including interconnection charges, depreciation and amortisation, networks, operations and support expenses, employee benefit expenses, costs of telecommunications products sold, other operating expenses, finance costs, interest income and other income-net.

Note 3:	EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2012, which are extracted from the unaudited condensed consolidated interim financial information of the Group as set out in 2012 interim report. The interim results have been reviewed by the Audit Committee.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS AT 30 JUNE 2012

(All amounts in Renminbi (“RMB”) millions)

	Note	30 June 2012	31 December 2011

ASSETS
Non-current assets
Property, plant and equipment		390,117	381,859
Lease prepayments		7,589	7,657
Goodwill		2,771	2,771
Deferred income tax assets		6,914	5,091
Financial assets at fair value through other comprehensive income	6	5,356	6,951
Other assets		13,054	13,101

		425,801	417,430

Current assets
Inventories and consumables		5,780	4,651
Accounts receivable	7	13,627	11,412
Prepayments and other current assets		5,977	6,127
Amounts due from related parties		18	22
Amounts due from domestic carriers		933	1,181
Short-term bank deposits		121	304
Cash and cash equivalents		18,625	15,106

		45,081	38,803

Total assets		470,882	456,233

EQUITY
Equity attributable to owners of the parent
Share capital		2,311	2,311
Share premium		173,472	173,472
Reserves		(21,308)	(20,016)
Retained profits
- Proposed 2011 final dividend	13	—	2,356
- Others		51,205	47,775

Total equity		205,680	205,898

	Note	30 June 2012	31 December 2011

LIABILITIES
Non-current liabilities
Long-term bank loans		1,358	1,384
Promissory notes		12,000	15,000
Convertible bonds	8	11,222	11,118
Corporate bonds		7,000	7,000
Deferred income tax liabilities		15	17
Deferred revenue		1,705	1,801
Other obligations		226	88

		33,526	36,408

Current liabilities
Accounts payable and accrued liabilities	9	102,898	95,252
Taxes payable		2,002	1,232
Amounts due to ultimate holding company		342	342
Amounts due to related parties		5,045	5,707
Amounts due to domestic carriers		1,434	1,344
Commercial papers	10	38,000	38,000
Short-term bank loans		37,788	32,322
Current portion of long-term bank loans		49	50
Current portion of promissory notes		3,000	—
Dividend payable	13	583	488
Current portion of deferred revenue		788	882
Current portion of other obligations		2,648	2,586
Advances from customers		37,099	35,722

		231,676	213,927

Total liabilities		265,202	250,335

Total equity and liabilities		470,882	456,233

Net current liabilities		(186,595)	(175,124)

Total assets less current liabilities		239,206	242,306

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2012

(All amounts in RMB millions, except per share data)

		Six months ended 30 June
	Note	2012	2011 As restated (Note 2 (a) and (b))

Revenue	11	121,690	101,418

Interconnection charges		(9,151)	(7,763)
Depreciation and amortisation		(30,172)	(28,420)
Networks, operations and support expenses		(15,642)	(14,035)
Employee benefit expenses		(13,740)	(12,523)
Costs of telecommunications products sold		(22,955)	(14,293)
Other operating expenses		(24,163)	(20,760)
Finance costs		(2,047)	(893)
Interest income		121	121
Other income - net		624	601

Profit before income tax		4,565	3,453
Income tax expenses	5	(1,135)	(836)

Profit for the period		3,430	2,617

Profit attributable to:
Owners of the parent		3,430	2,617

Earnings per share for profit attributable to owners of the parent during the period:

Basic earnings per share (RMB)	14	0.15	0.11

Diluted earnings per share (RMB)	14	0.14	0.11

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2012

(All amounts in RMB millions)

	Six months ended 30 June
	2012	2011 As restated (Note 2 (a) and (b))

Profit for the period	3,430	2,617

Other comprehensive (loss)/income
Changes in fair value of financial assets through other comprehensive income	(1,741)	409
Tax effect on changes in fair value of financial assets through other comprehensive income	435	(102)

Changes in fair value of financial assets through other comprehensive income, net of tax	(1,306)	307
Currency translation differences	—	(6)

Other comprehensive (loss)/income for the period, net of tax	(1,306)	301

Total comprehensive income for the period	2,124	2,918

Total comprehensive income attributable to:
Owners of the parent	2,124	2,918

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2012

(All amounts in RMB millions)

	Six months ended 30 June
	2012	2011 As restated (Note 2 (a) and (b))

Net cash inflow from operating activities	35,535	34,385

Net cash outflow from investing activities	(35,090)	(36,524)

Net cash inflow/(outflow) from financing activities	3,074	(2,281)

Net increase/(decrease) in cash and cash equivalents	3,519	(4,420)
Cash and cash equivalents, beginning of period	15,106	22,597

Cash and cash equivalents, end of period	18,625	18,177

Analysis of the balances of cash and cash equivalents:
Cash balances	6	7
Bank balances	18,619	18,170

	18,625	18,177

NOTES: (ALL AMOUNTS IN RMB MILLIONS UNLESS OTHERWISE STATED)

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services are referred to as the “mobile business”, the services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”, formerly known as China Netcom Group Corporation (BVI) Limited). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

Acquisition of China Unicom NewSpace Limited (hereinafter referred to as the “2011 Business Combination”)

On 1 December 2011, China Unicom Broadband Online Limited Corporation (“Broadband Online”, a wholly-owned subsidiary of China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company)) entered into an equity interest transfer agreement with Unicom Group, pursuant to which Broadband Online agreed to acquire the entire equity interest of China Unicom NewSpace Limited (“Unicom NewSpace”) from Unicom Group for a total cash consideration of RMB158 million. The acquisition was completed on 1 December 2011.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2012 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2012 and 2011 have not been audited by the auditors, and the financial information for the year ended 31 December 2011 is extracted from the audited financial statements as set out in the Company’s 2011 Annual Report.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2011. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2011 Annual Report and there have been no significant changes in any risk management policies for the six months ended 30 June 2012.

The interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The Company’s auditors, PricewaterhouseCoopers, has also reviewed the condensed consolidated interim financial information in accordance with Hong Kong Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity” issued by the HKICPA. PricewaterhouseCoopers’s independent review report to the Board of Directors is included in the interim report to be sent to shareholders.

The 2011 comparative figures in the unaudited condensed consolidated interim financial information have been restated as a result of the following:

(a)	Business Combination of Entity and Business under Common Control

The 2011 Business Combination was considered a business combination of entity and business under common control as Unicom NewSpace was under the control of Unicom Group, the Group’s ultimate holding company before and after the acquisition.

Under Hong Kong Financial Reporting Standards (“HKFRSs”), the 2011 Business Combination was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA. Upon the adoption of International Financial Reporting Standards (“IFRSs”) by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the unaudited condensed consolidated interim financial information from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group considering the acquired entity had always been under common control during all the periods presented.

(b)	Adoption of Amended IFRS/HKFRS 1

Pursuant to the amended IFRS/HKFRS 1 “First-time Adoption of International/Hong Kong Financial Reporting Standards” issued in 2010, a first-time-adopt entity may have established a deemed cost in accordance with previous generally accepted accounting principles for some or all of its assets and liabilities by measuring them at their fair value at one particular date because of an event such as a privatisation or initial public offering (“IPO”). If the measurement date is at or before the date of transition to IFRSs/HKFRSs, the entity may use such event-driven fair value measurements as deemed cost for IFRSs/HKFRSs at the date of that measurement. If the measurement date is after the date of transition to IFRSs/HKFRSs, but during the period covered by the first IFRSs/HKFRSs financial statements of the entity, the event-driven fair value measurements may be used as deemed cost when the event occurs. The amendment permits the entity to apply event-driven fair value measurements as deemed cost retrospectively in the first annual period after 1 January 2011.

The Group had completed its IPO process and merger of businesses under common control before the adoption of IFRSs and the property, plant and equipment were revalued for the purpose of the transactions. Such revaluations were event-driven fair value measurements. Accordingly, upon the adoption of amended IFRS/HKFRS 1 in 2011, the Group applied such event-driven fair value measurements as deemed cost for the relevant property, plant and equipment (other than buildings and telecommunications equipment of mobile business which were accounted for using the cost model), retrospectively. The restated deemed costs of these assets would be subject to depreciation and impairment assessments.

Upon the adoption of amended IFRS/HKFRS 1, the event-driven fair value measurement has been treated as deemed cost, so subsequent re-measurement at fair value of property, plant and equipment is not necessary to comply with IAS/HKAS 16 “Property, Plant and Equipment”. Accordingly, the Group changed its accounting policy and measures all of its property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. As a result, those revaluation surpluses or deficits recognised as a consequence of the 2006 and 2008 revaluations have been reversed and their impacts on depreciation have been adjusted accordingly.

Summary of the restatement to 2011 comparative financial information

The following table summarises the changes to the 2011 comparative financial information in connection with the 2011 Business Combination and the adoption of Amended IFRS/HKFRS 1:

	As previously reported	2011 Business Combination	Adoption of Amended IFRS/ HKFRS 1	Eliminations	As restated

For the six months ended 30 June 2011

Results of operations:
Revenue	101,400	18	—	—	101,418
Profit for the period	2,652	9	(44)	—	2,617

(c)	Going Concern Assumption

As at 30 June 2012, current liabilities of the Group exceeded current assets by approximately RMB186.6 billion (31 December 2011: approximately RMB175.1 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB194.2 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB137.4 billion was unutilised as at 30 June 2012; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2012 have been prepared on a going concern basis.

3.	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2011.

The following amendments to standards are mandatory for the first time for the financial year beginning 1 January 2012 and are applicable for the Group:

IFRS/HKFRS 7 (amendments), “Financial instruments: disclosures”

IAS/HKAS 12 (amendments), “Income taxes”

The adoption of the above amendments to standards did not have any significant impact on the Group’s unaudited condensed consolidated interim financial information.

In addition, the IASB and the HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning after 1 January 2012 and have not been early adopted by the Group. Management is assessing the impact of such new standards, amendments to standards and interpretations and will adopt the relevant standards, amendments to standards and interpretations in the subsequent periods as required.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performance.

Prior to 1 January 2012, the mobile business and the fixed-line business were identified as the major operating segments of the Group and the CODM evaluated the results of operating segments based on revenue and costs that were directly attributable to them.

Following the change of internal cost management by functions instead of by business lines and the in-depth development of integrated telecommunications business , the CODM started to allocate resources and assess the Group’s business performance as a whole instead of by business lines or geographical regions since 1 January 2012. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2011: 16.5%) on the estimated assessable profits for the six months ended 30 June 2012. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2012 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2011: 25%).

	Six months ended 30 June
	2012	2011 (As restated)

Provision for income tax on the estimated taxable profits for the period
- Hong Kong	10	8
- Outside Hong Kong	2,515	1,733

	2,525	1,741
Deferred taxation	(1,390)	(905)

Income tax expenses	1,135	836

6.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2012	31 December 2011

Equity securities issued by corporates	5,356	6,951

Analysed by place of listing:
Listed in the PRC	115	114
Listed outside the PRC	5,241	6,837

	5,356	6,951

For the six months ended 30 June 2012, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB1,741 million (for the six months ended 30 June 2011: increase of approximately RMB409 million). The decrease, net of tax impact, of approximately RMB1,306 million (for the six months ended 30 June 2011: increase, net of tax impact, of approximately RMB307 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

7.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

	30 June	31 December
	2012	2011

Within one month	9,889	8,556
More than one month to three months	1,259	1,009
More than three months to one year	4,377	3,189
More than one year	3,211	2,168

	18,736	14,922
Less: Provision for doubtful debts	(5,109)	(3,510)

	13,627	11,412

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

8.	CONVERTIBLE BONDS

The convertible bonds recognised in the unaudited condensed consolidated interim balance sheet are calculated as follows:

	Six months ended 30 June
	2012	2011

Movement of liability component:
Beginning of period	11,118	11,558
Less: interest paid	(43)	(45)
Add/(less): effect of exchange loss/(gain) on liability component	42	(264)
Add: imputed finance cost	105	107

End of period	11,222	11,356

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to the convertible bonds reserve under equity attributable to owners of the parent.

The liability component of the convertible bonds at 30 June 2012 amounted to approximately RMB11,222 million (equivalent to USD1,774 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

During the six months ended 30 June 2012 and 2011, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express Investments Limited. An adjustment has been made to the conversion price from HKD15.85 to HKD15.58 as a result of the dividends paid by the Company since the convertible bonds were issued.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable and accrued liabilities is as follows:

	30 June	31 December
	2012	2011

Less than six months	92,003	85,699
Six months to one year	6,984	5,483
More than one year	3,911	4,070

	102,898	95,252

10.	COMMERCIAL PAPERS

On 25 August 2011, CUCL issued tranche one of 2011 commercial papers in an amount of RMB15 billion, with a maturity date of 366 days from the date of issue and carries interests at 5.23% per annum.

On 20 October 2011, CUCL issued tranche two of 2011 commercial papers in an amount of RMB8 billion, with a maturity date of 366 days from the date of issue and carries interests at 5.78% per annum.

On 21 November 2011, CUCL issued tranche five of 2011 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 180 days from the date of issue and carries interests at 4.65% per annum. The super and short-term commercial papers were fully repaid in May 2012.

On 16 May 2012, CUCL issued tranche one of 2012 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 60 days from the date of issue and carries interests at 3.88% per annum. The super and short-term commercial papers were fully repaid in July 2012.

11.	REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information (“MIIT”) and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB3,603 million for the six months ended 30 June 2012 (for the six months ended 30 June 2011: approximately RMB3,065 million).

The major components of revenue are as follows:

	Six months ended 30 June
	2012	2011 (As restated)

Total service revenue from mobile business	60,481	49,016
Total service revenue from fixed-line business	41,504	40,918
Other service revenue	408	449

Total service revenue	102,393	90,383
Sales of telecommunications products	19,297	11,035

Total revenue from external customers	121,690	101,418

12.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. (“TELEFÓNICA”) IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

As at 30 June 2012, the related financial assets at fair value through other comprehensive income amounted to approximately RMB5,241 million (31 December 2011: approximately RMB6,837 million). For the six months ended 30 June 2012, decrease in fair value of the financial assets through other comprehensive income was approximately RMB1,743 million (for the six months ended 30 June 2011: increase of approximately RMB408 million). The decrease, net of tax impact, of approximately RMB1,307 million (for the six months ended 30 June 2011: increase, net of net impact, of approximately RMB306 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

13.	DIVIDENDS

At the annual general meeting held on 29 May 2012, the shareholders of the Company approved the payment of a final dividend of RMB0.10 per ordinary share for the year ended 31 December 2011 totaling approximately RMB2,356 million (for the year ended 31 December 2010: approximately RMB1,885 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2012. Among the dividend payable of approximately RMB583 million as at 30 June 2012, dividend of approximately RMB551 million was due to Unicom BVI.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2012, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

14.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2012 and 2011 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2012 and 2011 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares for the six months ended 30 June 2012 and 2011 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) the convertible bonds.

The potential ordinary shares which are not dilutive for the six months ended 30 June 2011 arose from the convertible bonds with initial conversion price of HKD15.85, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2012	2011 (As restated)

Numerator (in RMB millions):
Profit attributable to owners of the parent used in computing basic earnings per share	3,430	2,617
Imputed finance cost on the liability component of convertible bonds	105	—

Profit attributable to owners of the parent used in computing diluted earnings per share	3,535	2,617

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,565	23,562
Dilutive equivalent shares arising from share options	198	210
Dilutive equivalent shares arising from convertible bonds	902	—

Shares used in computing diluted earnings per share	24,665	23,772

Basic earnings per share (in RMB)	0.15	0.11

Diluted earnings per share (in RMB)	0.14	0.11

15.	RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Six months ended 30 June
	2012	2011 (As restated)
Transactions with Unicom Group and its subsidiaries:
Leasing fee of telecommunications networks in Southern China	1,300	1,200
Charges for value-added telecommunications services	16	37
Rental charges for property leasing	467	463
Charges for lease of telecommunications resources	147	155
Charges for engineering design and construction services	741	520
Charges for shared services	86	81
Charges for equipment procurement services	127	88
Charges for ancillary telecommunications services	621	584
Charges for comprehensive support services	138	78
Income from comprehensive support services	54	46

16.	CONTINGENT LIABILITIES

As aforementioned in Note 11, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and China Netcom (Group) Company Limited, which merged with CUCL on 1 January 2009. Based on management’s assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 30 June 2012 and 31 December 2011.

In addition, in 2011, the NDRC investigated the alleged monopolistic conducts in the broadband internet business of the Group. Based on management’s assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 30 June 2012 and 31 December 2011.

17.	EVENTS AFTER THE REPORTING PERIOD

On 12 July 2012, CUCL issued tranche one of 2012 commercial paper in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interests at 3.45% per annum.

INTERIM DIVIDEND

It was resolved by the Board that no interim dividend for the six months ended 30 June 2012 will be paid.

CHARGE ON ASSETS

As at 30 June 2012, no property, plant and equipment was pledged to banks as loan security (31 December 2011: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2012, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2012.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Corporate Governance Code (the “Code Provision”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the six months ended 30 June 2012 except the following:

(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and Chief Executive Officer of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company’s memorandum and articles of association. All directors of the Company are subject to retirement by rotation at least once every three years.

(c)	Under Code Provision A.6.7, directors should attend general meetings. Due to overseas commitments or engagement in other unavoidable matters, one non-executive director and four independent non-executive directors were unable to attend the annual general meeting of the Company held on 29 May 2012.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has established “Code for Dealing of Securities by Directors” in accordance with the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to the directors as to their respective compliance with the relevant code for securities transactions for the six months ended 30 June 2012, and all of the directors have confirmed such compliance.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2012, the Group had approximately 215,450 employees, 180 employees and 70 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 79,660 temporary staff in Mainland China. For the six months ended 30 June 2012, employee benefit expenses were approximately RMB13.740 billion (for the six months ended 30 June 2011: RMB12.523 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

The 2012 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk. The 2012 interim report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the shareholders in due course.

The 2012 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2012. Instead, it has been derived from the Group’s unaudited condensed consolidated financial information for the six months ended 30 June 2012, which will be included in the Company’s 2012 interim report.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of the telecommunications industry and related technology in the PRC; the level of the market demand for telecommunications services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy for the telecommunications industry; the effects of tariff reduction initiatives; the result of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers; the availability, terms and deployment of capital; changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; changes in the political, economic, legal and social conditions in the PRC; and other factors that will affect the execution of the Company’s business plans and strategies, as well as the Company’s business condition and financial results.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson and Cai Hongbin

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary

Hong Kong, 23 August 2012